UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 1-33123

CUSIP Number: 83438K-103

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Solta Medical, Inc.

Full Name of Registrant

Former Name if Applicable

25881 Industrial Boulevard

Address of Principal Executive Office (Street and Number)

Hayward, California 94545

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solta Medical, Inc. (the “Company”) expects to file the subject Quarterly Report on Form 10-Q for the period ended September 30, 2013 (the “Form 10-Q”) on or before the fifth calendar day following the Form 10-Q’s due date. The Form 10-Q could not be filed without unreasonable effort or expense by the date required because the Company is continuing to evaluate its liquidity needs for the twelve month period following the filing of the Form 10-Q and associated reporting in the Form 10-Q. In particular, the Company is reviewing and analyzing the impact of its entrance into the Forbearance and First Amendment to the Amended and Restated Loan and Security Agreement with the Lender, as that term is defined therein, on November 8, 2013, and its current negotiations to enter into a new term loan agreement with a new lender to support the Company’s liquidity needs, and of contingency plans by which the Company could sustain operations, if there are delays or failures in expected funding.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

John F. Glenn	(510)	786-6890
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported its results of operations for the three and nine months ended September 30, 2013 in a press release dated November 11, 2013 and included as Exhibit 99.1 to a Form 8-K that was filed on November 12, 2013.

Solta Medical, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 13, 2013	By:	/s/ John F. Glenn
John F. Glenn
Chief Financial Officer